Filed by Coherent, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Coherent, Inc.
Commission File No.: 001-33962

The following communication was first made available on January 19, 2021.

Uniting Global Industry Leaders to Accelerate the Future of Photonics January 19, 2021

2 © 2021 Lumentum Operations LLC Additional information and where to find it This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. (“ Lumentum ”) and Coherent, Inc. (“Coherent”). In connection with the proposed transaction, Lumentum will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S - 4 that includes the joint proxy statement of Lumentum and Coherent that will also constitute a prospectus of Lumentum . The information in the preliminary proxy statement/prospectus is not complete and may be changed. When the joint proxy stat eme nt/prospectus is finalized, it will be sent to the respective stockholders of Coherent and Lumentum seeking their approval of their respective transaction - related proposals. Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S - 4 filed w ith the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. LUMENTUM AND COHERENT URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S - 4, THE RELATED JOINT PROX Y STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AV AILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at t he SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by contacting Lumentum’s Investor Relations Department at investor.relations@lumentum.com. Copies of documents filed with the SEC by Coherent (when they become available) may be obtai ned free of charge on Coherent’s website at https://investors.coherent.com/ by contacting Coherent’s Investor Relations Department at investor.relations@coherent.com. Participants in the merger solicitation Each of Lumentum , Coherent and directors, executive officers and certain other members of management and employees may be deemed to be partic ipa nts in the solicitation of proxies in respect of the transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solic ita tion of the respective stockholders of Coherent and Lumentum in connection with the proposed transaction is set forth in the proxy statement/prospectus to be filed with the SEC. Additional information re garding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 25, 2020. Additional information regarding Coherent’s executive officers and directors is included in Coherent’s definitive proxy statement, which was filed with the SEC on April 6, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Cautionary note regarding forward looking statements

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent's and Lumentum's current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management's beliefs and certain assumptions made by Coherent and Lumentum, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "could," "seek," "see," "will," "may," "would," "might," "potentially," "estimate," "continue," "expect," "target," similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent's and Lumentum's businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iii) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent's business and general economic conditions; (iv) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (v) Coherent's and Lumentum's ability to implement its business strategy; (vi) pricing trends, including Coherent's and Lumentum's ability to achieve economies of scale; (vii) potential litigation relating to the proposed transaction that could be instituted against Coherent, Lumentum or their respective directors; (viii) the risk that disruptions from the proposed transaction will harm Coherent's or Lumentum's business, including current plans and operations; (ix) the ability of Coherent or Lumentum to retain and hire key personnel; (x) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xi) uncertainty as to the long-term value of Lumentum common stock; (xii) legislative, regulatory and economic developments affecting Coherent's and Lumentum's businesses; (xiii) general economic and market developments and conditions; (xiv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent's and/or Lumentum's financial performance; (xvi) restrictions during the pendency of the proposed transaction that may impact Coherent's or Lumentum's ability to pursue certain business opportunities or strategic transactions; (xvii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent's and Lumentum's response to any of the aforementioned factors; (xviii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xix) Coherent's ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xx) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Coherent's or Lumentum's consolidated financial condition, results of operations, or liquidity. Neither Coherent nor Lumentum assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

LUMENTUM | COHERENT.

© 2021 Lumentum Operations LLC

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4 © 2021 Lumentum Operations LLC 4 Call Participants Alan Lowe President & Chief Executive Officer, Lumentum Andy Mattes President & Chief Executive Officer, Coherent Wajid Ali Executive Vice President and Chief Financial Officer, Lumentum Chris Coldren Senior Vice President, Strategy and Corporate Development, Lumentum

5 © 2021 Lumentum Operations LLC Releasing the power of light to create a brighter future. 5

6 © 2021 Lumentum Operations LLC Proven leaders in growing photonics segments 6 • Photonics for Telecom networks • Photonics for cloud and 5G networks • Photonics for 3D sensing and LiDAR • Photonics for advanced microelectronics fabrication • Photonics for precision manufacturing • Photonics for research and bioinstrumentation Combination unites complementary positions creating a global industry leader in photonics technology

7 © 2021 Lumentum Operations LLC Compelling strategic and financial benefits Creates one of the world’s largest and most diverse photonics technology companies with a powerful customer centric innovation engine Well - positioned to accelerate innovation, pursue attractive growth opportunities and new markets and expand position in technology stacks Combines highly complementary product portfolios and increases intersections of value chains driven by long - term market trends Delivers substantial annual run - rate synergies of more than $150M and best - in - class financial model Leading positions in large markets, with an expansive global customer base, a well - diversified revenue mix and room to grow

Strong presence in major photonics segments

Addition of Coherent accelerates Lumentum's exposure and relevance to the large opportunity for lasers and photonics outside of Telecom, Datacom, and 3D Sensing

LUMENTUM

Telecom & Datacom

$7.9bn

CY20 Estimated Addressable Market

3D Sensing & LiDAR

$0.9bn

CY20 Estimated Addressable Market

COHERENT

Lasers[1]

$10.6bn

CY20 Estimated Addressable Market

(1) Lasers and photonics outside of the Telecom & Datacom and 3D sensing
Market data sourced from LightCounting and Strategies Unlimited

LUMENTUM | COHERENT
© 2021 Lumentum Operations LLC
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9 © 2021 Lumentum Operations LLC Diversified revenue mix at scale enabling multiple end - markets increasingly utilizing photonics LTM Revenue and Mix Microelectronics Precision Manufacturing Instrumentation Aerospace & Defense Telecom & Datacom 3D Sensing Microelectronics Precision Manufacturing Instrumentation Aerospace & Defense + Telecom & Datacom 3D Sensing Microelectronics Precision Manufacturing Instrumentation Aerospace & Defense $1.2bn $1.7bn Revenue Coherent Lumentum $ 2.9 bn Total Photonics Revenue + LTM is last twelve months revenue through the December quarter end, including December quarter preliminary financial results

10 © 2021 Lumentum Operations LLC Significantly expands our opportunity to intersect and participate along megatrend value chains Photonics products enable a broad spectrum of applications, lighting the future Photonics for advanced manufacturing processes for a wide range of high - value goods, building the future Photonics that enable cutting edge R&D and ground - breaking science, discovering the future

Highly complementary portfolios at forefront of long-term trends

New Materials & Precision in Microelectronics
LCD→OLED • 4G→5G • Flex, Glass, PCB

Bioinstrumentation and Life Sciences
Flow Cytometry • DNA Sequencing • Bio Detection and Analysis • Ophthalmology

Compute & Content Storage & Delivery
Hyperscale Cloud Datacenters • Everything as a Service

Increasing Bandwidth Requirements
HD→4K→8K • Work From Home • Telehealth • Remote Learning

Trends in Data Consumption & Mobility
5G Wireless • Streaming HD+ Video


Lasers
Cloud
Photonics
3D Sensing and LiDAR
Networking

Defending Against Asymmetrical Threats
Directed Energy Technology • Fiber Gyro and Laser Technology

Energy Efficiency & Climate Change
Electric Vehicles • Green Manufacturing • Energy Storage

Biometric Security
Face ID • Cashless Transactions • Contactless Security and Access Control

AR / VR
Entertainment • Education • Ease of Life

Computer Vision
Computational Photography • Autonomous Vehicles • ADAS • Industry 4.0

LUMENTUM | COHERENT.
© 2021 Lumentum Operations LLC
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Transaction overview

Transaction terms	▪ Approximately $5.7 billion equity value, with an approximate 44%/56% cash/stock mix ▪ Premium of 49% to Coherent's 1/15/21 closing price ▪ At closing, Coherent stockholders to own approximately 27% of combined company ▪ 2 Coherent board members appointed to Lumentum's board, which is expanding to 9 directors
Coherent per share consideration	▪ $226.00 per share as of Lumentum's 1/15/21 closing stock price ▪ $100.00 per share in cash ▪ 1.1851 Lumentum shares
Projected synergies & accretion	▪ More than $150 million in annual run-rate cost synergies in within 24 months of close ▪ Approximately 67% COGS / 33% OPEX ▪ Accretive to non-GAAP EPS during first full year after closing
Approvals & expected closing	▪ Approval by both Lumentum and Coherent shareholders ▪ Regulatory approvals and other customary closing conditions ▪ Expected to close second half of calendar 2021

LUMENTUM | COHERENT

© 2021 Lumentum Operations LLC
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Transaction financing

Sources of financing[1]

- $1.0B cash from combined balance sheets
- $2.1B fully committed term loan B credit facility
- $3.2B Lumentum equity issuance

Credit facility

- $2.1B new 7-year covenant-lite senior secured Term Loan B
  - Secured leverage of 2.3x[2]

Pro forma capitalization statistics

		x Pro Forma LTM EBITDA[2]
Total debt	$3.6B	3.9x
Cash	$1.3B	—
Net debt	$2.3B	2.5x

LUMENTUM | COHERENT.

(1) Includes refinancing of existing Coherent debt
(2) Includes ~$150 million of cost synergies

© 2021 Lumentum Operations LLC
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14 © 2021 Lumentum Operations LLC Q2 FY21 preliminary results (GAAP) $ in millions except for EPS, % of revenue Preliminary Results Net Revenue Approximately $478.8 Operating Margin 22.6% – 24.1% Diluted EPS $0.98 – $1.06

15 © 2021 Lumentum Operations LLC Q2 FY21 preliminary results (non - GAAP) $ in millions except for EPS, % of revenue Prior Guidance Ranges (1) Preliminary Results Net Revenue $465 – $485 Approximately $478.8 Operating Margin 32.0% – 34.0% 34.0% – 35.5% Diluted EPS $1.70 – $1.90 $1.91 – $1.99 (1) Guidance ranges provided by Lumentum on November 2, 2020

16 © 2021 Lumentum Operations LLC Combination creates benefits for stakeholders ▪ Strengthens best - in - class capabilities with expanded photonics technology and product portfolio ▪ Combined R&D engine primed to pursue growth catalysts ▪ Increased scale, flexibility and resources to best serve global customer base ▪ Accelerated product roadmaps and enhanced fundamental technology innovation ▪ Customer - centric culture of innovation with track record of operational excellence ▪ Strong cultural alignment, with focus on engineering and customer experience ▪ Broader market scope, larger global footprint and increased scale ▪ New and exciting opportunities for career growth ▪ Industry leader with high exposure to long - term growth trends ▪ Best - in - class financial model with strong operating leverage ▪ Solid balance sheet and strong cash flows ▪ Financial flexibility to continue to invest in growth initiatives

17 © 2021 Lumentum Operations LLC Thank You 17